Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Three months ended March 31,	2013
Earnings:
Income before income taxes	$234
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(9)
Fixed charges added to earnings	125
Distributed income of less than 50 percent-owned persons	22
Amortization of capitalized interest:
Consolidated	11
Proportionate share of 50 percent-owned persons	—

Total earnings	$383

Fixed Charges:

Interest expense:
Consolidated	$115
Proportionate share of 50 percent-owned persons	—

$115

Amount representative of the interest factor in rents:
Consolidated	$10
Proportionate share of 50 percent-owned persons	—

$10

Fixed charges added to earnings	$125

Interest capitalized:
Consolidated	$25
Proportionate share of 50 percent-owned persons	—

$25

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$150

Ratio of earnings to fixed charges	2.6